

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5K 1A2

> **Re: The Toronto-Dominion Bank**
> **Form 40-F for the Fiscal Year Ended October 31, 2010**
> **Filed December 2, 2010**
> **Forms 6-K**
> **Filed May 26, 2011, July 5, 2011, and September 1, 2011**
> **File No. 1-14446**

Dear Ms. Johnston:

We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F filed December 2, 2010

Exhibit 3 – 2010 Annual Financial Statements

Note 3 Loans, Impaired Loans and Allowance for Credit Losses, page 15

1. We note your disclosure on page 16 that loans are impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan and you no longer have reasonable assurance as to the timely collection of the full amount of the principal and interest. Also, you disclose on page 16 that in general when payment is contractually past due for 90 days you classify these loans as impaired. Please revise your policy disclosure in future filings to clarify the factors you consider in concluding that you no longer have reasonable assurance as to the timely collection of the loan.

2. We note your response to prior comment 23 of our letter dated July 13, 2011 and the disclosures referenced in your response. Please revise your disclosures in future filings either here or in your Canadian GAAP Financial Statement disclosures to address the following:

    - As part of your "Allowance for Credit Losses" table on page 18 or in another table below it, please disclose the recorded investment in financing receivables at the end of each period by the following impairment methodology:

        o Amounts collectively evaluated for impairment (determined under Subtopic 450-20);
        o Amounts individually evaluated for impairment (determined under Section 310-10-35); and
        o Amounts related to loans acquired with deteriorated credit quality (determined under Subtopic 310-30).

    - Revise to disclose whether financing receivables on nonaccrual status are the same as impaired loans. Also, disclose whether any of your past due but not impaired loans are 90 days or more past due.

    - In your "Loans, Impaired Loans and Allowance for Credit Losses" table separately disclose by class of financing receivable the recorded investment and the unpaid principal balance of the impaired loans or state that these amounts are the same.

    - Include as a footnote to the "Loans, Impaired Loans and Allowance for Credit Losses" table the total recorded investment in impaired loans for which there is no related allowance for credit losses.

    - Please separately disclose both the average gross impaired loans during the period and the impact on net interest income due to impaired loans *by class of financing receivables*.

3. We note your response to prior comment seven of our letter dated July 13, 2011 and your definition of "no realistic prospect of further recovery". Please revise your disclosure in future filings to identify the factors you consider in this determination for both retail and non-retail loans. Provide the typical time frames by which write-off occurs for each class of loans. Refer to ASC 310-10-50-11B(b).

Note 7 Acquisitions and Other, page 22

4. We note your response to prior comment 12 of our letter dated July 13, 2011. Please confirm you will include your proposed disclosure in your FY2011 Form 40-F and revise the disclosure in this filing to more clearly state how you account for the potential payments under the FDIC Intrinsic Loss Estimate.

Form 6-K Filed on September 1, 2011

Exhibit 99.1 Third Quarter 2011 Report To Shareholders

Sovereign Risk, page 27

5. We note your response to prior comment 16 of our letter dated July 13, 2011. We also note your Table 21 disclosure and that the majority of your other exposure is comprised of securities and derivatives. Please respond to the following and expand your disclosures in future filings, beginning with your 2011 Form 40-F, to address the following:

    - In future filings, revise your table on page 27 to clarify whether it includes all indirect exposures, including derivatives as well as unfunded exposures, such as loan commitments. Refer to footnote one from the table included in your response.

    - Identify how any hedges are presented in the table, by separately discussing protection purchased and sold. Discuss the extent to which collateral is maintained for any derivatives for which amounts are netted against your net exposure amounts on page 27.

    - Clearly disclose whether the derivative amounts presented are on a notional basis or fair value basis.

    - In light of the fact that your exposure is primarily concentrated in your securities and derivatives, please present your exposure from securities separately from your exposure to derivatives.

- Identify the extent to which the amounts presented are reduced by credit default swaps or similar products and the extent to which any reductions include the effect of credit default swaps or other protection purchased from entities within these certain European countries of interest. If so, please quantify the amount by which your presentation is reduced by protection purchased in the form of derivatives where the counterparties are members of these countries of interest.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief